

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2012

Via U.S. Mail
Mr. Paul Sarjeant
Chief Executive Officer
Grandview Gold, Inc.
330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

> **Re:     Grandview Gold, Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2011**
> **Filed December 1, 2011**
> **File No. 000-51303**

Dear Mr. Sarjeant:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended May 31, 2011

Change in Registrant's Certifying Accountant, page 74

1.　　We note you have recently changed independent accountants from McCarney Greenwood LLP to PricewaterhouseCoopers LLP.  As such, please amend to provide disclosures related to this change pursuant Item 16F of Form 20-F.  Please ensure you include a currently dated letter from your former independent accountant as an exhibit to your amendment.  Refer to Item 16F(a)(3) of Form 20-F.

<u>Independent Auditor's Report, page 78</u>

2.      Please amend to include an audit report, or combination of audit reports, to cover each of the financial statement periods presented.  Refer to Item 8.A.3 of Form 20-F.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319, or Brian Bhandari, Branch Chief, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining